UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BONTEX, INC.

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

09852W109

(CUSIP Number)

Patricia S. Tischio

6 Stonecrop Road

Norwalk, CT 06851

203.268-2510

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09852W109	Page 2 of 5 Pages

1.	Name of Reporting Person/IRS Identification Nos. of above person (Entities Only) Patricia S. Tischio

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.

Source of Funds (See Instructions)

            Not Applicable; the reporting person is filing this Amendment No. 1 to report the disposition of shares and the resulting ownership of less than one-tenth of one percent (0.1%) of the Bontex’s common stock.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 100 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 100 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) less than one tenth of one percent (0.1%)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 09852W109	Page 3 of 5 Pages

Amendment No. 1 to Schedule 13D

Reference is made to the statement on Schedule 13D filed by the reporting person with the Securities and Exchange Commission on July 8, 1996 (the “Schedule 13D”). The Schedule 13D is amended to read as follows:

ITEM 1.	Security and Issuer

The class of securities to which this statement relates is common stock, $0.10 par value per share, of Bontex, Inc. (“Bontex”), a Virginia corporation formerly known as Georgia Bonded Fibers, Inc. The address of Bontex’s principal executive offices is One Bontex Drive, Buena Vista, Virginia 24416.

ITEM 2.	Identity and Background

(a) This Amendment No. 1 is being filed by Patricia S. Tischio (“Tishcio” or the “reporting person”).

(b) Tischio’s address is 6 Stonecrop Road, Norwalk, Connecticut 06851.

(c) Tischio’s occupation is a medical assistant.

(d) Tischio has not been, during the past five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Tischio has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tischio is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration

Not applicable. This Amendment No. 1 is filed to report Tischio’s sale of shares of Bontex common stock. See Item 4 below for a discussion of the transaction.

ITEM 4.	Purpose of Transaction

Pursuant to the wills of Hugo N. Surmonte and Marie G. Surmonte and trusts established under the wills, each of Tischio and Dolores S. Kostelni (“Kostelni”) were entitled to receive, directly or indirectly through one or more trusts, one-half of the 675,507 shares of Bontex common stock held by the Estate of Marie G. Surmonte (the “Surmonte Estate”) and the 167,575 shares of Bontex common stock held, in the aggregate, by two trusts (the “Hugo Trusts”) under the will of Hugo N. Surmonte. The purpose of this transaction is to report (i) the sale by Tischio of her interest in 83,787 shares of Bontex common stock in the Hugo Trusts to Kostelni,

CUSIP No. 09852W109	Page 4 of 5 Pages

(ii) the sale by Tischio of her interest in 337,754 shares of Bontex common stock in the Surmonte Estate to Kostelni, and (ii) Tischio’s resignation as co-executor of the Surmonte Estate.

Wachovia Bank, National Association, a national banking association formerly known as First Union National Bank and successor-in-interest to First Fidelity Bank, N.A. (the “Bank”), as trustee of the trusts and, along with Kostelni and Tischio, co-executor of the Surmonte Estate, determined that before it could distribute shares to Kostelni or Tischio adequate arrangements had to be made for the payment of the federal and state estate and inheritance obligations (plus interest and penalties and including the fees and expenses of the executors and other related expenses) (the “Estate Tax Obligations”) of the Surmonte Estate. In exchange for Kostelni’s agreement to pay the Estate Tax Obligations, the Bank, Kostelni, and Tischio negotiated documents (the “Transaction Documents”) pursuant to which (i) the Bank would distribute an aggregate of 421,541 shares of Bontex common stock (representing Kostelni’s one-half interest in the aggregate shares in Bontex held by the Trusts and the Surmonte Estate) to the Marie Surmonte Limited Power of Appointment Generation Skipping Trust f/b/o Dolores S. Kostelni, the Trust Under the Last Will and Testament of Marie G. Surmonte f/b/o Dolores S. Kostelni, and to Kostelni, and (ii) Tischio agreed to sell to Kostelni 421,541 shares of Bontex common stock (representing Tischio’s one-half interest in the aggregate shares in Bontex held by the Hugo Trusts and the Surmonte Estate).

On July 7, 2003, the Superior Court of New Jersey, Chancery Division Probate Part, for Monmouth County entered an order directing the parties to execute the Transaction Documents and to consummate the transaction within five days. The parties executed the Transaction Documents and satisfied the requirements necessary for consummation of the transaction on July 14, 2003. As of the effective date of the transaction, the Estate Tax Obligation were estimated to be approximately $670,000, of which approximately $335,000 (or $0.795 per share) was allocable to the shares sold by Tischio to Kostelni.

As of the consummation of the transaction, Tischio beneficially owns 100 shares of Bontex common stock. Also as of the consummation of the transaction, Tischio resigned as co-executor of the Surmonte Estate.

ITEM 5.	Interest in Securities of the Issuer

(a) Tischio is the beneficial owner of 100 shares of Bontex common stock, which shares represent less than one-tenth of one percent (0.1%) of Bontex’s issued and outstanding common stock.

(b) Tischio has sole voting power and sole dispositive power with respect to 100 shares of the Bontex common stock of which she is the beneficial owner.

(c) Except as described elsewhere in this Amendment No. 1, Tischio has not effected any transactions in shares of Bontex common stock during the past 60 days.

CUSIP No. 09852W109	Page 5 of 5 Pages

(d) Except as described elsewhere in this Amendment No. 1, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Bontex common stock.

(e) Tischio ceased to be the beneficial owner of more than five percent of Bontex’s common stock on July 14, 2003.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

ITEM 7.	Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2003

/s/ PATRICIA S. TISCHIO
Patricia S. Tischio